SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 7)*


                           Tengtu International Corp.
                           --------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    88033T102
                                 --------------
                                 (CUSIP Number)


                                 William Ballard
                                    President
                           Orion Capital Incorporated
                             293 King St W 2nd Floor
                         Toronto, Ontario M5V 1J5 Canada
                            Telephone: (416) 323-2724

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 25, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 7 Pages

CUSIP No.:  88033T102
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Orion Capital Incorporated
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
   NUMBER OF                 7    SOLE VOTING POWER
   SHARES                    ---------------------------------------------------
   BENEFICIALLY              8    SHARED VOTING POWER   -  9,096,759
   OWNED BY                  ---------------------------------------------------
   EACH                      9    SOLE DISPOSITIVE POWER
   REPORTING                 ---------------------------------------------------
   PERSON WITH               10   SHARED DISPOSITIVE POWER  -  9,096,759
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,096,759
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] (1)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

(1) Orion Capital Incorporated is also the holder of 70,000 shares of common stock of Tengtu International Corp. pledged to it as security for a loan to a former officer and director of Tengtu International Corp., who is the record and beneficial owner of the shares. Orion Capital Incorporated and Mr. William Ballard disclaim beneficial ownership of these shares.

                               Page 2 of 7 Pages

CUSIP No.:  88033T102
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William Ballard
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
   NUMBER OF                 7    SOLE VOTING POWER
   SHARES                    ---------------------------------------------------
   BENEFICIALLY              8    SHARED VOTING POWER   -  9,096,759
   OWNED BY                  ---------------------------------------------------
   EACH                      9    SOLE DISPOSITIVE POWER
   REPORTING                 ---------------------------------------------------
   PERSON WITH               10   SHARED DISPOSITIVE POWER  -  9,096,759
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,096,759
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] (1)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                               Page 3 of 7 Pages

         This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") is being filed with respect to the beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of Tengtu International Corp., a Delaware corporation (the "Company"). This Amendment No. 7 amends and restates in its entirety the Schedule 13D originally filed by Orion Capital Incorporated ("Orion") and Mr. William Ballard ("Mr. Ballard", and together with Orion, the "Filers"), last amended by Amendment No. 6 thereto filed on July 31, 2003 (the "Existing Schedule 13D").


Item 1.  Security and Issuer.

         The class of equity securities to which this Amendment No. 7 relates is the Common Stock of the Company, with its principal executive offices located at 236 Avenue Road, Toronto, Ontario, Canada M5R 2J4.

Item 2.  Identity and Background.

         This Statement is being filed by Orion, a corporation organized under the laws of Ontario, Canada, and by Mr. Ballard, a citizen of Canada. Mr. Ballard is President of Orion and he owns 100% of the outstanding shares of common stock of Orion. The principal executive offices of Orion are located at 293 King St W 2nd Floor, Toronto, Ontario M5V 1J5 Canada. Orion is a holding company. To the Filers' knowledge, the Company no longer has any directors or executive officers.

         During the last five years, neither Orion nor Mr. Ballard has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by Orion in making the purchases of the shares of Common Stock, the warrants and the shares of preferred stock related to the 9,096,759 shares of Common Stock reported herein was $761,370 (including commissions and fees). The source of such funds was working capital.

Item 4.  Purpose of Transaction

As of the date of the filing of this Amendment No. 7, to the knowledge of the Filers, the Company has effectively ceased operations. On March 16, 2006, Mr. Ballard resigned from the Board of Directors of the Company. The Filers currently do not have any intention of exerting any influence or control on the Company.

                                Page 4 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

         (a) See Items (11) through (13) of the cover page for each Filer, which information is given as of November 15, 2006. The percentage ownership of each Filer is based on the 109,678,743 shares of Common Stock outstanding as of May 13, 2005, as represented by the Company on its Schedule 14A filed with the Securities and Exchange Commission on June 6, 2005.

                  The 9,096,759 shares of Common Stock to which Amendment No. 7 relates includes (i) 20,834 shares of Common Stock that are reflected in the Existing Schedule 13D; (ii) 363,037 shares of the Company's Series A Convertible Preferred Stock acquired by Orion from the Company on April 19, 2004, convertible into 3,630,370 shares of Common Stock; (iii) warrants to purchase 1,815,185 shares of Common Stock at a price of $0.60 per share, which warrants were acquired by Orion from the Company on April 19, 2005; and (iv) warrants to purchase 3,630,370 shares of Common Stock at a price of $0.40 per share, which warrants were acquired by Orion from the Company on April 19, 2005.

                  On November 25, 2003, Orion disposed of warrants to acquire 1,000,000 shares of Common Stock at a price of $0.75 per share in a privately negotiated transaction.

                  On December 31, 2003, Orion purchased 1,200,000 shares of Common Stock from the Company for aggregate consideration of $600,000.

                  On December 31, 2003, Orion acquired warrants to acquire 600,000 shares of Common Stock at a price of $0.75 per share in a privately negotiated transaction (which warrants have since expired).

                  On July 11, 2006, Orion sold 291,300 shares of Common Stock in a privately negotiated transaction for aggregate consideration of $4,100.

                  On November 7, 2006, Orion sold 16,708,475 shares of Common Stock in a privately negotiated transaction for aggregate consideration of $4.

                  All of the shares of Common Stock, the warrants and the shares of preferred stock reported herein are owned directly and of record by Orion. Mr. Ballard disclaims beneficial ownership of all such securities.

                  Orion is also the holder of 70,000 shares of Common Stock pledged to it as security for a loan to a former officer and director of the Company (the "Pledged Shares"), who is the record and beneficial owner of the Pledged Shares. Both Orion and Mr. Ballard disclaim beneficial ownership as to the Pledged Shares.

                  Except as described above, neither Orion nor Mr. Ballard beneficially owns any shares of Common Stock or securities convertible into shares of Common Stock.

                               Page 5 of 7 Pages

         (b) See Items (7) through (10) on the cover page for each Filer, and Item 5(a) above. Mr. Ballard and Orion share with each other the power to vote or direct the vote of and to dispose of or direct the disposition of the shares of Common Stock held by Orion.

         (c) On November 7, 2006, Orion sold 16,708,475 shares of Common Stock in a privately negotiated transaction for aggregate consideration of $4. The Filers did not effect any other transactions in the Common Stock within the 60 days prior to the filing of this Amendment No. 7.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Neither Orion nor Mr. Ballard has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement


                               Page 6 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2006


Orion Capital Incorporated

By: /s/ WILLIAM BALLARD
    -----------------------------
    William Ballard, President


/s/ WILLIAM BALLARD
---------------------------------
William Ballard


                               Page 7 of 7 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Tengtu International Corp. dated November 15, 2006 is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  November 15, 2006


Orion Capital Incorporated

By: /s/ WILLIAM BALLARD
    -----------------------------
    William Ballard, President


/s/ WILLIAM BALLARD
---------------------------------
William Ballard